Exhibit 99.3

Addex Reports Q1 2022 Financial Results

•	CHF14.9M ($16.1M) of cash and cash equivalents at March 31, 2022
•	Dipraglurant Phase 2 blepharospasm clinical trial on track to report data in Q2 2022
•	Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease expected to report data in H1 2023
•	Janssen led ADX71149 Phase 2 study in epilepsy expected to report data in Q4 2022

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 5, 2022 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the quarter ended March 31, 2022. A full corporate update will be provided with the release of data from the Phase 2 clinical study of dipraglurant in blepharospasm, expected during the second quarter of 2022.

Key Financial Data for the Three Months Ended March 31, 2022:

CHF’ thousands	Q1 2022	Q1 2021	Change
Income	244	922	(678)
R&D expenses	(3,766)	(2,748)	(1,018)
G&A expenses	(2,241)	(1,322)	(919)
Total operating loss	(5,763)	(3,148)	(2,615)
Finance result, net	(61)	508	(569)
Net loss for the period	(5,824)	(2,640)	(3,184)
Basic and diluted net loss per share	(0.15)	(0.08)	(0.07)
Net increase / (decrease) in cash and cash equivalents	(5,597)	6,525	(12,122)
Cash and cash equivalents	14,888	25,220	(10,332)
Shareholders’ equity	12,955	20,699	(7,744)

Financial Summary:

Income decreased by CHF 0.7 million to CHF 0.2 million in the first quarter 2022 compared to CHF 0.9 million in the first quarter 2021, primarily due to amounts received under the research agreement with Indivior, recognized as related costs are incurred.

R&D expenses increased by CHF 1.0 million to CHF 3.8 million in the first quarter 2022 compared to CHF 2.7 million in the first quarter 2021, mainly due to CHF 0.5 million of increased outsourced R&D costs related to our dipraglurant PD-LID program and dipraglurant blepharospasm program. During the same period, staff costs increased by CHF 0.5 million of which CHF 0.3 million relate to higher share-based compensation costs and CHF 0.2 million relate to additional staff. R&D expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses increased by CHF 0.9 million to CHF 2.2 million in the first quarter 2022 compared to CHF 1.3 million in the first quarter 2021, mainly due to higher share-based compensation cost of CHF 0.9 million.

The net loss increased by CHF 3.2 million to CHF 5.8 million in the first quarter 2022 compared to CHF 2.6 million in the first quarter 2021, primarily due to CHF 1.3 million of additional share-based compensation cost, CHF 0.5 million increase in outsourced R&D expenses and CHF 0.6 million decrease in revenue from our research agreement with Indivior. Basic and diluted loss per share increased to CHF 0.15 for the first quarter 2022, compared to CHF 0.08 for the first quarter 2021.

Cash and cash equivalents amounted to CHF 14.9 million as of March 31, 2022, compared to CHF 25.2 million as of March 31, 2021, CHF 20.5 million as of December 31, 2021 and CHF 18.7 million as of December 31, 2020. The decrease of CHF 10.3 million between March 31, 2021 and March 31, 2022 is primarily due to the cash used in operating activities partially offset by the net proceeds from the offering executed on December 16, 2021 and the research funding from Indivior relating to our research collaboration.

Q1 2022 Consolidated Financial Statements:

The first quarter 2022 financial report can be found on the Company’s website in the investor/download section here.

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and a Phase 2 clinical study is underway for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in substance use disorder. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, M4 PAM for psychotic disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.